SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A-1

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


               AMERICAN INDUSTRIAL PROPERTIES REIT
                         (Name of Issuer)

    Shares of Beneficial Ownership, par value $0.10 per share
                  (Title of Class of Securities)

                            026791103
                          (CUSIP Number)

                      Mr. T. Patrick Duncan
                     USAA Real Estate Company
                 8000 Robert F. McDermott Freeway
                      IH-10 West, Suite 600
                  San Antonio, Texas  78230-3884

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 26, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. [ ]





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      Page  1  of 10  Pages

CUSIP No. 026791103      Schedule 13D/A-1    Page 2  of 10 Pages


1.  NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    USAA Real Estate Company ("Realco")
    Employer Tax ID #  74-2237999

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF    7.   SOLE VOTING POWER
SHARES            3,182,206 Shares of Beneficial Interest
BENEFICIALLY
OWNED BY     8.   SHARED VOTING POWER
EACH              -0-
REPORTING
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              3,182,206 Shares of Beneficial Interest

             10.  SHARED DISPOSITIVE POWER
                  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,182,206 Shares of Beneficial Interest owned directly by Realco.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.8%*

14.  TYPE OF REPORTING PERSON
     CO



* Assumes 9,075,400 Shares of Beneficial Interest of American Industrial Properties REIT ("AIP") outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, and includes the 924,600 additional Shares issued and sold by AIP to Realco on December 19, 1996.

CUSIP No. 026791103      Schedule 13D/A-1        Page  3  of 10 Pages


1.  NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    USAA Capital Corporation ("USAA-CC")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF    7.   SOLE VOTING POWER
SHARES            3,182,206 Shares of Beneficial Interest
BENEFICIALLY
OWNED BY     8.   SHARED VOTING POWER
EACH              -0-
REPORTING
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              3,182,206 Shares of Beneficial Interest

             10.  SHARED DISPOSITIVE POWER
                  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,182,206 Shares of Beneficial Interest of AIP owned directly
     by Realco.   USAA-CC currently owns directly all of the
     outstanding shares of capital stock of Realco.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.8%*

14.  TYPE OF REPORTING PERSON
     CO


* Assumes 9,075,400 Shares of Beneficial Interest of AIP outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, and includes the 924,600 additional Shares issued and sold by AIP to Realco on December 19, 1996.

CUSIP No. 026791103        Schedule 13D/A-1        Page  4  of 10 Pages


1.  NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    United Services Automobile Association ("USAA")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    Not Applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO  ITEMS 2(d) OR 2(e)
    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas

NUMBER OF    7.   SOLE VOTING POWER
SHARES            3,182,206 Shares of Beneficial Interest
BENEFICIALLY
OWNED BY     8.   SHARED VOTING POWER
EACH              -0-
REPORTING
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              3,182,206 Shares of Beneficial Interest

             10.  SHARED DISPOSITIVE POWER
                  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,182,206 Shares of Beneficial Interest of AIP owned directly
     by Realco.   USAA currently owns, indirectly, all of the
     outstanding shares of capital stock of Realco.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.8%*

14.  TYPE OF REPORTING PERSON
     OO - a reciprocal interinsurance exchange under the Texas
     Insurance Code

* Assumes 9,075,400 Shares of Beneficial Interest of AIP outstanding as of September 30, 1996, as represented by AIP in its quarterly report on Form 10-Q, and includes the 924,600 additional Shares issued and sold by AIP to Realco on December 19, 1996.

                                             Page  5  of 10 Pages
ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 4 is amended hereby to add the following:

Acquisition of Notes.

     As contemplated in the Debt Repurchase Agreement, Realco acquired AIP's outstanding 8.8% notes (the "Notes") from The Manufacturers Life Insurance Company (U.S.A.) ("MLI USA") on February 26, 1997. Pursuant to the Renewal, Extension, Modification and Amendment Agreement dated as of February 26, 1997 (the "Renewal Agreement"), the Notes have been modified to incorporate various amendments described below (the "Modified Notes"). The aggregate principal balance of the Notes of approximately $9,419,213 was amended, resulting in an aggregate principal balance of the Modified Notes of $7,040,721. The maturity date of the Notes was extended from March 31, 1997 to December 31, 2000 and the existing security for the Notes was released. AIP made a $1,591,103 principal payment on the Modified Notes, resulting in a current principal balance on the Modified Notes of approximately $5,449,618. The Renewal Agreement is attached hereto as Exhibit 10.9 and incorporated herein by reference.

     Subject to approval of the conversion right hereinafter described by AIP's shareholders and shareholder approval of an increase in the authorized Shares of AIP, the Modified Notes will be convertible (in whole or in part) at Realco's option, at any time, into a number of Shares determined as follows:

                               P / C = S
     For this purpose: (i) "P" equals the aggregate principal balance of the Modified Notes at the date of conversion; and (ii) "S" equals such number of converted Shares. If the conversion of the Modified Notes occurs on or before December 31, 1997, the conversion price "C" per Share will be $2.00. If the conversion of the Modified Notes occurs after December 31, 1997, but on or before December 31, 2000, the conversion price "C" per Share will be $2.25.

     If AIP's shareholders approve the conversion right of the Modified Notes by June 30, 1997 and approve an increase in the authorized Shares of AIP, the Modified Notes will continue to accrue interest at a non-default rate of 8.8% per annum, with accrued interest payable monthly in arrears. If AIP's shareholders do not approve the conversion right of the Modified Notes by June 30, 1997, the interest rate applicable to the Modified Notes will increase to 18% (but in no event will exceed the highest lawful rate), and AIP will be required to pay the outstanding principal balance of the Modified Notes, plus accrued and unpaid interest, by October 31, 1997. Except for the payment of approximately $1,591,103 made by AIP at the time Realco acquired the Notes, the Modified Notes are not prepayable.

     If AIP's shareholders approve the conversion right of the Modified Notes and approve an increase in the authorized Shares of AIP, and Realco converts the Modified Notes into Shares of AIP prior to December 31, 1997 at $2.00 per Share (assuming a principal balance of $5,449,618), Realco will receive 2,724,809 shares upon conversion, or


                                             Page 6 of 10 Pages
approximately 21.41% of AIP's outstanding shares (assuming no other issuances of Shares). Upon such an event, Realco will own approximately 46.42% of the outstanding shares of AIP.

     As with the Notes, the Modified Notes provide that AIP may not pay dividends until the debt is paid in full; however, the Modified Notes also allow dividends to be paid in the event AIP's shareholders approve the conversion right of the Modified Notes and approve an increase in the authorized Shares of AIP, or if Realco, in its sole discretion, permits dividends to be paid prior to the Modified Notes being fully paid.

     Upon conversion of the Modified Notes into Shares of AIP, AIP is required to enter into a registration rights agreement with Realco granting Realco the right to demand that AIP register the converted Shares, or if AIP is registering Shares for its own account, that AIP also register the converted Shares.

Amendment to AIP Agreement.

     Realco and AIP executed Amendment No. 1 (the "Amendment") to the AIP Agreement, which Amendment revises the provision of the AIP Agreement regarding the right of Realco to require AIP to increase the number of Trust Managers on its Board of Trust Managers and to require AIP's Board of Trust Managers to fill such vacancies with designees of Realco.
Under the Amendment, the vacancies created by such an increase in the Board of Trust Managers shall not be filled by the Board, but may only be filled by a vote of AIP's shareholders. AIP is still required under the Amendment to nominate persons designated by Realco for election by the shareholders at any special meeting to consider the filling of these vacancies. The Amendment is attached hereto as Exhibit 10.10 and incorporated herein by reference.

Investment Purposes.

     The Renewal Agreement was made solely for investment purposes. Other than the transactions described herein, Realco, USAA-CC and USAA currently have no other plans or proposals that relate to or would result in the actions set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

Item 6 is amended hereby to add the following:

             The response in Item 4 of this Amendment No. 1 to Schedule 13D and the Renewal Agreement and Amendment are incorporated in Item 6 by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             The following are filed herewith as Exhibits to this Amendment No. 1 to Schedule 13D:

                                                  Page 7 of 10 Pages

             10.9 Renewal, Extension, Modification and Amendment Agreement dated as of February 26, 1997, by and between American Industrial Properties REIT and USAA Real Estate Company.

             10.10 Amendment No. 1 to Share Purchase Agreement dated as of December 13, 1996, between American Industrial Properties REIT and USAA Real Estate Company.

                                                   Page 8 of 10 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            USAA REAL ESTATE COMPANY



Date: March 7, 1997         By: /s/ T. Patrick Duncan
                            Name: T. Patrick Duncan
                            Title:Senior Vice President


                                                   Page 9 of 10 Pages

                               SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            USAA CAPITAL CORPORATION



Date: March 7, 1997         By:  /s/ Michael D. Wagner
                            Name:  Michael D. Wagner
                            Title: Vice President





                                                     Page 10 of 10 Pages
                               SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            UNITED SERVICES AUTOMOBILE ASSOCIATION



Date: March 7, 1997         By:  /s/ Michael D. Wagner
                            Name: Michael D. Wagner
                            Title: Vice President

D1995A\46317.1

                             EXHIBIT INDEX




Exhibit                     Description                        Sequentially


10.9                   Renewal, Extension, Modification and
                       Amendment Agreement dated as of
                       February 26, 1997, by and between
                       American Industrial Properties REIT
                       and USAA Real Estate Company

10.10                  Amendment No. 1 to Share Purchase
                       Agreement dated as of December 13,
                       1996, between American Industrial
                       Properties REIT and USAA Real Estate
                       Company